Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Vedanta fully unwinds the CIHL Structured Investment with superior gains

Cairn India Holdings Limited (CIHL), an overseas subsidiary of the Company, and Volcan Investments Limited have agreed to unwind entirely the structured investment entered between them in December 2018 ahead of the originally envisaged schedule. With this, Volcan will exercise the early exchange option available to it on 26 July 2019 and consequent to this the full exchange of its two issues of mandatory exchangeable bonds secured by shares in Anglo American plc, will settle on 12 August 2019. The share price of Anglo American has close to doubled, since Volcan invested, delivering attractive gains to all investors.

The investment by CIHL, which was entered into as part of its cash management activities, has delivered a net gain of over USD 100 mm in the 8 month period it was held. Cash proceeds from the settlement of the transaction will be paid to CIHL on 13 August 2019.

Srinivasan Venkatakrishnan, CEO of VEDL, said: “We are pleased this structured investment has achieved a superior return for CIHL, as we expected when it was entered into. Our strategy continues to be to focus on our existing businesses, where we believe that there are significant opportunities to unlock their full potential. The unwinding reflects our disciplined approach to treasury management and capital allocation together with our commitment at all times to act in the interests of all shareholders”.

Following the redemption of the structured instrument, completed with due Board approvals, CIHL will have no further economic exposure to Anglo American plc shares.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 3

Conference Call

Please note that there is a conference call at 8.00 AM (IST) on Friday, 26th July 2019, where senior management will discuss the above press release. The dial-in numbers for the call are as below:

Event		Telephone Number
Conference call on July 26, 2019	India – 8:00 AM (IST)	India: +91 7045671331 Universal access: +91 22 7195 0000 +91 22 6629 0000
	Singapore – 10:30 AM (Singapore Time)	Toll free number 800 120 6931
	Hong Kong – 10:30 AM (Hong Kong Time)	Toll free number 800 906 431
	UK – 3:30 AM (UK Time)	Toll free number 0 808 169 2242
	US – 10:30 PM (Eastern Time)	Toll free number 1 855 282 9747

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 11 49166250 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in
Suruchi Daga Associate General Manager – Investor Relations Raksha Jain Manager – Investor Relations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 3

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium, Steel and Commercial Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Important notice

Certain information contained in this announcement, including any information as to the Group’s strategy, plans or future financial or operating performance constitutes “forward-looking statements”. These forward-looking statements can be identified by the use of terminology such as, “aims”, “anticipates”, “assumes”, “believes”, “budgets”, “could”, “contemplates”, “continues”, “estimates”, “expects”, “intends”, “may”, “plans”, “predicts”, “projects”, “schedules”, “seeks”, “shall”, “should”, “targets”, “would”, “will” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements appear in a number of places throughout this announcement and include, but are not limited to, express or implied statements relating to the Group’s business strategy and outlook; the Group’s future results of operations; the Group’s future financial and market positions; expectations as to future growth; general economic trends and other trends in the industry in which the Group operates; the impact of regulations on the Group and its operations; and the competitive environment in which it operates.

By their nature, forward-looking statements are based upon a number of estimates and assumptions that, whilst considered reasonable by the Directors and the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those indicated, expressed or implied in such forward-looking statements. Forward-looking statements are not guarantees of future performance. Any forward-looking statements in this announcement reflect the Directors’ and the Company’s current view with respect to future events and are subject to certain risks relating to future events and other risks, uncertainties and assumptions. The forward-looking statements contained in this announcement speak only as at the date of this announcement. The Directors and the Company disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in their expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law. You are cautioned against placing undue reliance on any forward-looking statement in this announcement.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 3